

SI  18001479  )N

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

| SEC FILE NUMBER |
| --- |
| 8-67919 |

## FACING PAGE
### Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING     **01/01/17**     AND ENDING     **12/31/17**

                 mm/dd/yy                 mm/dd/yy

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     **Demeter Advisory Group, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM I.D. NO. |

**220 Halleck Street, Ste 220**
(No. and Street)

**San Francisco**        **California**        **94129**

(City)                (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jeff Menashe**                                          **415-632-4400**

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst Wintter & Associates LLP**

(Name – if individual, state last, first, middle name)

| **675 Ygnacio Valley Road, Suite A200** | **Walnut Creek** | **California** | **94596** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

# OATH OR AFFIRMATION

I, **Jeff Menashe**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Demeter Advisory Group, LLC**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

_____

Signature

_____
**CEO**
Title

Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

# ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _____ SAN FRANCISCO _____ )

On ___2/21/2018___ before me, ___TREVOR PASIECZNIK, NOTARY PUBLIC___

(insert name and title of the officer)

personally appeared __JEFF MENASHE_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TREVOR PASIECZNIK
COMM. # 2143552
SAN FRANCISCO COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
FEBRUARY 21, 2020

Signature _____ (Seal)

# Demeter Advisory Group, LLC

## December 31, 2017

## Table of Contents

## Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company') as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst Wintter + Associates LLP*

We have served as Demeter Advisory Group, LLC's auditor since 2008.
Walnut Creek, California
February 21, 2018

# Demeter Advisory Group, LLC

## Statement of Financial Condition

## December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 61,131 |
| Prepaid expenses and other assets | | 3,077 |
| **Total Assets** | $ | 64,208 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 9,222 |
| **Total Liabilities** | | 9,222 |
| **Member's Equity** | | 54,986 |
| **Total Liabilities and Member's Equity** | $ | 64,208 |

see accompanying notes

# Demeter Advisory Group, LLC

## Statement of Income

## For the Year Ended December 31, 2017

| | |
|---|---:|
| **Revenue** | |
| Investment banking fees | $ 1,295,000 |
| Client reimbursable expenses | 7,170 |
| Other income | 2,500 |
| **Total Revenue** | 1,304,670 |
| **Expenses** | |
| Professional fees | 20,400 |
| Regulatory fees | 4,494 |
| Other operating expenses | 20,525 |
| Client reimbursable expenses | 7,170 |
| **Total Expenses** | 52,589 |
| **Net Income** | $ 1,252,081 |

see accompanying notes

# Demeter Advisory Group, LLC

## Statement of Changes in Member's Equity

## For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| January 1, 2017 | $ | 282,905 |
| Distributions | | (1,480,000) |
| Net income | | 1,252,081 |
| **December 31, 2017** | $ | 54,986 |

# Demeter Advisory Group, LLC

## Statement of Cash Flows

## For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| **Cash Flows from Operating Activities** | | |
| Net income | $ | 1,252,081 |
| Adjustments to reconcile net income<br>to net cash provided by operating activities: | | |
| (Increase) decrease in: | | |
| Accounts receivable | | 200,000 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | (25,236) |
| **Net Cash Provided by Operating Activities** | | 1,426,845 |
| **Cash Flows from Financing Activities** | | |
| Distributions | | (1,480,000) |
| **Net Cash Used in Financing Activities** | | (1,480,000) |
| **Net Decrease in Cash and Cash equivalents** | | (53,155) |
| Cash and cash equivalents at beginning of year | | 114,286 |
| **Cash and Cash Equivalents at End of Year** | $ | 61,131 |

see accompanying notes

# Demeter Advisory Group, LLC

## Notes to the Financial Statements

## December 31, 2017

### 1. Organization

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March, 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

### 2. Significant Accounting Policies

#### Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

#### Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

#### Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable and collectible.

#### Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

#### Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

#### Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2013.

### 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $51,909, which exceeded the requirement by $46,909.

# Demeter Advisory Group, LLC

## Notes to the Financial Statements

## December 31, 2017

### 4. Risk Concentration and Contingencies

For the year ended December 31, 2017, 99% of investment banking fees were earned from one client.

At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

In the ordinary course of business the Company may be involved in certain litigation and disputes. The Company does not believe such matters will have a material impact on its financial condition.

### 5. Related Party Transactions

The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

### 6. New Accounting Pronouncements

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

### 7. Subsequent Events

The Company has evaluated subsequent events through February 21, 2018, the date which the financial statements were issued.

*SUPPLEMENTAL INFORMATION*

# Demeter Advisory Group, LLC
## Schedule I

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission

## As of December 31, 2017

| | | |
|---|---|---|
| **Net Capital** | | |
| Member's equity | $ | 54,986 |
| | | |
| Less: Non-allowable assets | | |
| Prepaid expenses and other assets | | 3,077 |
| **Net Capital** | | 51,909 |
| Net minimum capital requirement of 6 2/3% of aggregate | | |
| indebtedness of $9,222 or $5,000, whichever is greater | | 5,000 |
| **Excess Net Capital** | $ | 46,909 |

## Reconciliation with Company's Net Capital Computation
## (Included in Part II of Form X-17A-5 as of December 31, 2017)

There were no material differences noted in the Company's net capital

computation at December 31, 2017.

see accompanying notes.

**Demeter Advisory Group, LLC**
Schedule II

**Computation for Determination of Reserve Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2017**

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).  All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

**Information Relating to Possession or Control Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commissions**

**For the Year Ended December 31, 2017**

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Demeter Advisory Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ernst Wintter & Associates LLP*

Walnut Creek, California
February 21, 2018

 **DEMETER GROUP·**

**SEA 15c3-3 Exemption Report**

I, Jeff Menashe, CEO of Demeter Advisory Group, LLC. (the "Company") represent the following:

1.  The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2.  The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3.  There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Jeff Menashe
CEO